Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)(2)

	Year Ended December 31,
(Dollars in millions)	2015	2014	2013	2012	2011
Ratios (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,881	$6,569	$6,578	$5,184	$4,688
Adjustments:
Fixed charges	1,632	1,586	1,796	2,377	2,251
Equity in undistributed (gain) loss of unconsolidated subsidiaries	(19)	(1)	(16)	(22)	4
Earnings available for fixed charges, as adjusted	$7,494	$8,154	$8,358	$7,539	$6,943
Fixed charges:
Interest expense on deposits and borrowings	$1,625	$1,579	$1,792	$2,375	$2,246
Interest factor in rent expense	7	7	4	2	5
Total fixed charges	1,632	1,586	1,796	2,377	2,251
Preferred stock dividend requirements(3)	232	100	77	20	—
Total combined fixed charges and preferred stock dividends	$1,864	$1,686	$1,873	$2,397	$2,251
Ratio of earnings to fixed charges	4.59	5.14	4.65	3.17	3.08
Ratio of earnings to combined fixed charges and preferred stock dividends	4.02	4.84	4.46	3.15	3.08

Ratios (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,881	$6,569	$6,578	$5,184	$4,688
Adjustments:
Fixed charges	541	498	555	974	1,064
Equity in undistributed (gain) loss of unconsolidated subsidiaries	(19)	(1)	(16)	(22)	4
Earnings available for fixed charges, as adjusted	$6,403	$7,066	$7,117	$6,136	$5,756
Fixed charges:
Interest expense on borrowings(4)	$534	$491	$551	$972	$1,059
Interest factor in rent expense	7	7	4	2	5
Total fixed charges	541	498	555	974	1,064
Preferred stock dividend requirements(3)	232	100	77	20	—
Total combined fixed charges and preferred stock dividends	$773	$598	$632	$994	$1,064
Ratio of earnings to fixed charges, excluding interest on deposits	11.84	14.19	12.82	6.30	5.41
Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	8.28	11.82	11.26	6.17	5.41
_________

(1)
As of January 1, 2014, we adopted the proportional amortization method of accounting for Investments in Qualified Affordable Housing Projects. See “Note 1—Summary of Significant Accounting Policies” for additional information. Prior periods have been recast to conform to this presentation.

(2)	We acquired ING Direct on February 17, 2012. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting.

(3)
Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods

(4)
Represents total interest expense reported on our consolidated statements of income, excluding interest on deposits of $1.1 billion for the years ended December 31, 2015 and 2014, and $1.2 billion, $1.4 billion and $1.2 billion for the years ended December 31, 2013, 2012 and 2011, respectively.